Source: Continental Energy Corporation

Continental Energy Corporation Retains Investor Relations Network to Assist

Company in Managing Its Strategic Corporate Communications Programs

LANGLEY, B.C., Canada -- February 26, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has retained the Southern California-based Investor Relations Network (IRN), and its partner affiliates nationwide, to help corporate officers direct the company’s corporate communications program strategies.

 “As we execute our business plan, and continue our objective to build a global energy presence, we felt this was a prudent time to begin sharing with investors at every level our goals for the future,” said Richard L. McAdoo, Continental Energy’s President & CEO.

“We intend to grow this company rapidly, and to maximize the return for our shareholders. As part of that process, we have retained the Investor Relations Network, and its partner companies, to better position us within the investment community,” McAdoo said.

“We are especially pleased that Tom Gavin, the president of the Investor Relations Network, has served as an in-house senior communications executive and consultant with such companies as Gulf Oil, Kennecott Copper, Chiles Offshore Drilling, Petrosearch, and the energy industry’s most powerful trade group, the American Petroleum Institute. That depth of experience and counsel will be especially valuable to us going forward,” McAdoo observed.

“We’re honored to be working with the Continental Energy team,” said Gavin. “The company has unprecedented opportunities to grow, and we are proud to be part of its promising future.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Board,

“ Gary R. Schell “

Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Gary Schell  604-532-6066 or

Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240